Matthew C. Henry. Senior Vice President, General Counsel & Secretary
Oncor Electric Delivery 1616 Woodall Rodgers Fwy. Dallas, Texas 75202 Telephone: 214.486.2000

April 17, 2018

Via EDGAR and Electronic Mail

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Attention:    Danilo Castelli

RE:	Oncor Electric Delivery Company LLC

Registration Statement on Form S-4

Filed April 5, 2018

File No. 333-224150

Dear Mr. Castelli:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Oncor Electric Delivery Company LLC (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-4 (Reg. No. 333-224150) at 4:30 p.m., Eastern time, on Wednesday, April 18, 2018, or as soon thereafter as is practicable.

Very truly yours,

Oncor Electric Delivery Company LLC

By:	/s/ Matthew C. Henry
Matthew C. Henry
Senior Vice President, General Counsel & Secretary

cc:	W. Crews Lott, Baker & McKenzie LLP